June 28, 2018

J. Rodney Varner
Chief Executive Officer
Genprex, Inc.
1701 Trinity Street, Suite 3.322
Austin, TX 78705

       Re: Genprex, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 15, 2018
           File No. 333-225090

Dear Mr. Varner:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

The Offering, page 8

1. We note your response to our prior comment 1 and reissue. In order for the private placement of the shares to be complete and the selling stockholders to be at market risk,
       (i) the per share purchase price must be fixed and cannot be subject to adjustment based on the current market price of the common stock and (ii) the selling stockholders must be irrevocably bound to purchase a set number of securities at the time of the filing of the resale registration statement. The fact that the total investment amount is fixed does not therefore fit within the requirements of the accommodation set forth in CDI 139.11 of
 J. Rodney Varner
Genprex, Inc.
June 28, 2018
Page 2
      Securities Act Sections, which requires that the number of securities to be received be set.
      Further, the investors are not at market risk if the amount of their investment is preserved by receiving additional securities based on the market price on certain future dates. Please withdraw this registration statement and refile once the private placement has been completed.
       Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625
with any questions.


FirstName LastNameJ. Rodney Varner
                                                            Division of
Corporation Finance
Comapany NameGenprex, Inc.
                                                            Office of
Healthcare & Insurance
June 28, 2018 Page 2
cc:       Christopher Ozburn, Esq.
FirstName LastName